SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 18)*

Cogentix Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

19243A104
(CUSIP Number)

Lewis C. Pell
40 Ramland Road South
Orangeburg, New York 10962
(845) 359-2250
(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

November 3, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243A104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lewis C. Pell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,051,723

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
20,051,723

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,051,723

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This beneficial ownership percentage is based upon 60,361,754 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc. (the “Company”), issued and outstanding as of immediately following the Transactions (as defined below), as reported by the Company in its definitive proxy statement on Schedule 14A (File No. 000-20970), filed with the Securities and Exchange Commission on October 11, 2016.

Explanatory Note

This Amendment No. 18 to Schedule 13D (this “Amendment No. 18”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2003, and as amended and supplemented to date, the “Schedule 13D,”  by Lewis C. Pell, a citizen of the United States of America (the “Reporting Person”). The Schedule 13D relates to the common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 18 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 18, there are no changes to the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented with the addition of the following:

The disclosure in Item 6 of this Amendment No. 18 is incorporated herein by reference to this Item 3.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosure in Item 6 of this Amendment No. 18 is incorporated herein by reference to this Item 4.

Item 5.    Interest in Securities of the Issuer

Item 5 is amended and supplemented with the addition of the following:

(a)  The Reporting Person beneficially owns 20,051,723 shares of Common Stock, or 33.2% of the shares of Common Stock deemed issued and outstanding.  The foregoing beneficial ownership percentage is based upon 60,361,754 shares of Common Stock issued and outstanding following the Transactions (as defined below), as reported by the Company in its definitive proxy statement on Schedule 14A (File No. 000-20970), filed with the SEC on October 11, 2016.

As disclosed in the Company’s Current Report on Form 8-K filed November 4, 2016, on November 3, 2016, the Company issued an aggregate of 16,129,033 shares of Common Stock to Accelmed in accordance with the terms of the Purchase Agreement.  Accordingly, the Reporting Person believes that collectively, the Reporting Person and Accelmed may be deemed to have beneficial ownership of 36,180,756 shares of Common Stock, or 59.9% of the Company’s outstanding shares of Common Stock in the aggregate.  The Reporting Person expressly disclaims the existence of, or membership in a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with Accelmed, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by Accelmed.

(b)  The Reporting Person has the sole power to vote and the sole power to dispose of the 20,051,723 shares of Common Stock beneficially owned by the Reporting Person.

(c)  The disclosure in Item 6 of this Amendment No. 18 is incorporated by reference into this Item 5(c).

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented with the addition of the following:

Note Exchange Agreement

As disclosed in the Company’s Current Report on Form 8-K filed November 4, 2016, on November 3, 2016, as a condition to the closing of the Purchase Agreement, the Company converted into shares of Common Stock all of the outstanding principal amount and accrued interest on the Company’s promissory notes held by the Reporting Person pursuant to the terms of the Note Exchange Agreement.  Under the terms of the Note Exchange Agreement, the entire outstanding principal amount and all accrued interest on the notes held by the Reporting Person was converted into 17,688,423 shares of Common Stock, at a price per share of $1.67.  Simultaneously with the conversion of the notes and accrued interest held by the Reporting Person, all outstanding warrants to purchase Common Stock held by the Reporting Person were cancelled.

The closing of the transactions (together, the “Transactions”) contemplated by the Purchase Agreement  and the Note Exchange Agreement were subject to, among other conditions, the Company having obtained the approval of its stockholders at a special meeting of the Company’s stockholders, which was held on November 3, 2016.

Voting Agreement

In connection with entering into the Purchase Agreement and Note Exchange Agreement, the Reporting Person and Accelmed entered into the Voting Agreement, pursuant to which, among other things, the parties thereto agreed to vote any shares of Common Stock controlled or owned by them as directed by the terms of the Voting Agreement.  Each of the Reporting Person and Accelmed agreed to vote their shares of Common Stock for the other party’s nominees to the Company’s board of directors (the “Board”) and each of the Reporting Person and Accelmed are entitled to nominate two directors. The initial nominees of the Reporting Person are the Reporting Person and Howard Zauberman, who are each current directors, and the initial nominees of Accelmed are Dr. Uri Geiger and Mr. Nachum Shamir. The Voting Agreement shall continue in effect until such time as Accelmed no longer owns any of the shares of Common Stock that Accelmed acquired pursuant to the Purchase Agreement (the “Purchased Shares”). However, the Reporting Person may terminate the Voting Agreement at any time Accelmed and its affiliates own in the aggregate less than 50% of the Purchased Shares, and Accelmed may terminate the Voting Agreement at any time the Reporting Person and his affiliates own in the aggregate less than 50% of the shares of Common Stock issued to the Reporting Person pursuant to the Note Exchange Agreement.

Registration Rights Agreement

In connection with the closing of the Transactions, the Company entered into a registration rights agreement with Accelmed and the Reporting Person (the “Registration Rights Agreement”), pursuant to which the Company has agreed to file a registration statement with the SEC covering the resale of the shares issued pursuant to the terms of the Purchase Agreement and the Note Exchange Agreement to Accelmed and the Reporting Person (together, and including any successors and assigns to the Registration Rights Agreement, the “Holders”), upon the written demand by Accelmed. Upon the Company’s receipt of such demand notice from Accelmed, the Company must, within five business days, provide written notice of such demand notice to all Holders (who may then request that their securities be included in such registration statement). The Company is not obligated to file a registration statement without first receiving a demand notice from Accelmed. Pursuant to the terms of the Registration Rights Agreement, the Company is required to maintain the effectiveness of the registration statement until the earlier of (i) three years after the registration statement is declared effective by the SEC, (ii) the date upon which the securities held by the Holders cease to be Registerable Securities (as that term is defined in the Registration Rights Agreement), or (iii) the date upon which the Holders have completed the distribution described in the registration statement.

The Registration Rights Agreement contains customary representations and warranties by the Company.  The foregoing description of the Note Exchange Agreement, the Voting Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of the agreements, copies of which are filed as Exhibit 17, Exhibit 18, and Exhibit 19 to this Schedule 13D, each of which is incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2016	Lewis C. Pell

	By:	/s/ Lewis C. Pell
Reporting Person

EXHIBIT INDEX

Exhibit	Description

Exhibit 1
Securities Purchase Agreement, dated February 14, 2005, among Vision-Sciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 2
Common Stock Purchase Warrant issued to Lewis C. Pell, dated February 14, 2005 (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 3
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 20, 2012).

Exhibit 4
Common Stock Warrants issued to Lewis C. Pell, dated November 9, 2009 (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q of Vision-Sciences, Inc. for the quarter ended September 30, 2012, filed with the SEC on November 5, 2012).

Exhibit 5
Common Stock Warrant issued to Lewis C. Pell, dated as of September 30, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on October 2, 2011).

Exhibit 6
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 25, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 30, 2013).

Exhibit 7
Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on June 17, 2014).

Exhibit 8
Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 9
Amendment to 2012 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 10
Amendment to 2013 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 11
Amendment to 2014 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 12
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 13
Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 14
Letter, dated February 16, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (incorporated by reference to Exhibit 14 to Amendment No. 6 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 17, 2016).

Exhibit 15
Letter, dated April 4, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (incorporated by reference to Exhibit 15 to Amendment No. 8 to the Schedule 13D filed with the SEC by Lewis C. Pell on April 4, 2016).

Exhibit 16	Press release, dated April 27, 2016 (incorporated by reference to Exhibit 16 to Amendment No. 14 to the Schedule 13D filed with the SEC by Lewis C. Pell on April 29, 2016).

Exhibit 17
Note Exchange Agreement, dated September 7, 2016, by and between Cogentix Medical, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on September 8, 2016)

Exhibit 18
Voting Agreement, dated September 7, 2016, by and between Accelmed Growth Partners, L.P. and Lewis C. Pell (incorporated by reference to Exhibit 18 to Amendment No. 17 to the Schedule 13D filed with the SEC by Lewis C. Pell on September 8, 2016)

Exhibit 19
Registration Rights Agreement, dated November 3, 2016, by and among Cogentix Medical, Inc., Accelmed Growth Partners, L.P. and Lewis C. Pell (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K of Cogentix Medical, Inc. filed with the SEC on November 4, 2016)